Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: August 25, 2014

Frequently Asked Questions About Tax Implications of the Covidien Acquisition to all Global Medtronic Employees and Retirees

As communicated on June 27, 2014, the Covidien Acquisition will trigger a taxable event for all Medtronic employees and retirees who own Medtronic shares. Scroll down to find frequently asked questions about the tax impact of the acquisition to employees and retirees in the U.S. (including Puerto Rico) and outside the U.S.

1.	Will Medtronic provide tax planning services?

Yes. We are committed to offering you resources to help understand and prepare for any taxable events that may result from the Covidien acquisition transaction.

U.S. employees and retirees will have access to professional financial counselors through Ayco. Watch for more communication by mid-September with details on Ayco’s services, including the phone number, website and dates for upcoming webinar information sessions.

Non-U.S. employees, including employees in Puerto Rico, will have access to professional tax advisors through Deloitte. Watch for more communication in early September.

2.	What will the tax planning services include?

The tax planning service will be available to discuss topics such as:

•	Implications of the Covidien acquisition transaction from an individual income, social security, and capital gains tax perspective

•	How your Employee Stock Purchase Plan (ESPP) shares may be impacted

•	How your Long-Term Incentive awards (i.e. stock options and restricted stock units) may be impacted

•	What you can do to prepare

Service Features	Ayco	Deloitte
Eligibility	U.S. employees and retirees	Non-U.S. and Puerto Rico employees and retirees
Website	Yes	No
Webinar Information Sessions	Yes	Yes*
One-on-One Counseling	Yes	Yes
When will the services be available?	Mid-September	Webinar information sessions will be held in mid-October One-on-one tax advisor services will be available in November

* Webinars will be offered to employees and retirees in the following countries: Japan, Germany, China, Switzerland, Ireland, Italy, Netherlands, France, Canada, Australia, Spain, United Kingdom, India, Mexico, Singapore, Israel and Puerto Rico.

3.	When will the restriction on Employee Stock Purchase Plan (ESPP) shares be lifted?

The following ESPP restrictions will be waived on the acquisition transaction date:

•	Shares purchased within 12 months prior to the acquisition date: The requirement that you hold the stock for at least 12 months will be waived.

•	Shares purchased more than 12 months, but less than 24 months prior to the acquisition transaction date: The requirement that you hold the stock for at least 24 months before you transfer stock will be waived.

4.	Why won’t the restriction on ESPP shares be lifted immediately?

The purpose of removing the ESPP restrictions is to allow employees to sell shares to cover any tax obligation that results after the transaction closes.

5.	Will new restrictions be placed on ESPP shares I have already purchased at the time of the acquisition transaction?

There will be no new restrictions on the stock as of the acquisition transaction.

6.	Where can I find more information on my historical ESPP purchases and/or dividend reinvestments?

By late October, participants in the ESPP program will receive two statements from Wells Fargo that include book entry details on shares purchased, the cost basis for those shares and dividend reinvestment information from 2000 onward.

You can also view your ESPP share information by logging into your Wells Fargo account at: www.shareowneronline.com.

If you are looking for Dividend Reinvestment information prior to 2000, you can view the Dividend History and DRIP-Dividend Payment History found on medtronic.com under Investors – Stock Information.

7.	How do I find more information on my stock awards?

To access information on your stock awards:

•	Login to the Schwab Equity Award Center website at www.schwab.com/medtronic.

•	Call 800.654.2593 (U.S. and Puerto Rico employees) or lookup your country code and dialing instructions (non-U.S. employees).

8.	I would like to donate Medtronic stock to a charity before the acquisition transaction occurs. Will Medtronic match my contributions?

Yes, through the Matching Grants program, Medtronic Philanthropy matches offline stock donations, including U.S. employee donations made to Donor-Advised Funds*. You will need to make the stock donation entirely on your own and upload proof of donation to Mission in Motion and record it as an offline donation.

For any questions related to the Matching Grants program, please email: medtronic-support@yourcause.com.

*A Donor-Advised Fund is a charitable giving account that is provided by community foundations and by for profit financial services companies. Donor-Advised Funds that are eligible for the Matching Gifts program are listed on the Mission in Motion website.

9.	I am a U.S. or Puerto Rico taxpayer considering donating or gifting Medtronic stock. How will this affect my tax liability?

If you are considering a donation or gift to charity or, possibly, family members, you should be aware that the timing of your donation or gift is important. The more certain it is, at the time of your donation or gift, that the transaction will ultimately be completed, the greater the risk that you will be taxed on the transaction even though you no longer own the stock at the time the transaction is completed. On the other hand, you should keep in mind that the completion of the transaction is subject to various conditions and that once you make the gift, you will not be able to take back the Medtronic stock even if the transaction is never completed. In any case, whether you donate your stock to charity or make a gift of your stock to an individual, you will be subject to tax on your compensation-related income (that is, the discount to the purchase price you paid for your shares) as a result of your donation or gift. In light of these and other potential issues relevant to a donation or gift of the stock, we recommend you consult your financial and/or legal advisor as soon as possible to receive guidance about the rules for donating in light of your particular circumstances.

9.	Can I share Medtronic communications about tax implications of the Covidien acquisition with my financial planner?

Yes. This communication, along with the communication to employees titled Tax Implications of the Covidien Acquisition to Medtronic Employees dated June 27, 2014, can be shared with your financial planner.

U.S. Employees Only (as applicable):

10.	What is the difference between the Employee Stock Ownership Plan (ESOP) and the Employee Stock Purchase Plan (ESPP)?

Employees at Medtronic prior to May 1, 2005, received Medtronic stock contributions – the former plan was the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan – those shares may still be part of an employee’s 401(k) account.

The Employee Stock Purchase Plan allows you to purchase Medtronic stock each calendar quarter at a discount by contributing 2% to 10% of your eligible earnings on an after-tax basis. Each purchase period, you may elect to purchase Medtronic stock at a discounted price which is 85% of the fair market value of Medtronic stock on the last day of the quarterly purchase period.

11.	Why is the 401(k) plan not impacted by the acquisition transaction?

The 401(k) plan is a qualified retirement plan and Medtronic shares owned through qualified plans are not subject to capital gains taxes. Plan distributions are taxed at ordinary income rates, not capital gains rates.

12.	How are ESOP shares in the Medtronic, Inc. 401(k) Plan impacted by the acquisition transaction?

The tax basis on ESOP shares in the Medtronic, Inc. 401(k) Plan will be maintained; therefore, the potential tax benefit of ESOP shares is not lost with the Covidien acquisition. ESOP shares in the 401(k) Plan are specifically identified in the 401(k) Plan and will continue to be maintained as a separate account in the 401(k) Plan.

13.	What impact will the acquisition have on the Medtronic Retirement Plan (MRP) and Medtronic sponsored retiree health care?

There is no Medtronic stock component to the Medtronic Retirement Plan (MRP), so there is no impact to that plan. The acquisition of Covidien will not change our commitment to pension obligations.

While health care costs continue to rise at an unsustainable rate, we remain committed to helping retirees access quality medical coverage that is viable for the company and affordable for retirees. As the health care landscape continues to evolve, we will explore all options available to meet that commitment. The acquisition of Covidien will not change our commitment.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.